December 17, 2010

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	John Cash
Branch Chief
Division of Corporate Finance

Re:	Real Goods Solar, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A filed April 1, 2010
Form 10-Q for the period ended September 30, 2010
File No. 1-34044

Dear Mr. Cash:

This letter responds to your letter dated November 30, 2010, received December 8, 2010, relating to comments of the staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filings. Real Goods Solar, Inc.’s (the “Company”, “we”, “us”, “our” or “Real Goods Solar”) responses to the Staff’s comments follow the numbered comments contained in the November 30, 2010 letter, which we have reproduced below. In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2009

Description of Business, page 1

1.	We note your disclosure on page 9 that you have “various other names” aside from Real Goods Solar that are subject to trademark or pending trademark applications, and that you believe these trademarks are “significant assets to [y]our business.” In future filings, please disclose the “various other names,” to the extent material, that are subject to trademark and include the duration of each trademark. Please specify the expiration date as opposed to stating that each registration is valid for ten years. See Item 101(h)(4)(vii) of Regulation S-K.

Company Response: In response to the Staff’s comment, we will revise future filings to disclose our other names, to the extent material, that are subject to trademark and include the duration of each trademark, including specifying each trademark’s expiration date.

2.	In future filings, please disclosure the total number of employees in addition to the number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

Company Response: In response to the Staff’s comment, we will revise future filings to disclose the total number of employees in addition to the number of full-time employees.

Sales of Unregistered Securities, page 18

3.	In future filings, please disclose the value of the consideration received for any sales of unregistered shares, such as those issued as a purchase price true-up and contingent consideration for your acquisition of Regrid Power. Further, please disclose all sales of unregistered securities within the past three years. In this regard, we note your description on page 21 of various mergers and acquisitions that appear to involve sales of unregistered securities. See Item 701 of Regulation S-K.

Company Response: In response to the Staff’s comment, we will revise future filings to disclose the value of the consideration received for any sales of unregistered shares and to disclose all sales of unregistered securities required to be disclosed by Item 5(a) of Form 10-K. We note that Item 5(a) of Form 10-K requires disclosure of sales of unregistered securities during the period covered by the report, provided that information previously included in a Quarterly Report on Form 10-Q or a Current Report on Form 8-K need not be furnished.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Overview, page 20

4.	We note that you provided an Overview section for your MD&A. However, the Overview as currently drafted recites the same information that is disclosed in the Business section. The general purpose of an Overview is to provide context for the remainder of the MD&A discussion and identify the factors that management focuses on in evaluating the financial condition and operating performance of your business. In future filings, please revise your disclosure accordingly. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Company Response: In response to the Staff’s comment, we will revise the Overview section in our future filings to provide context for the remainder of the MD&A discussion and identify the factors that management focuses on in evaluating the financial condition and operating performance of our business.

Results of Operations, page 23

5.	In future filings, please revise your analysis to quantify the specific factors that contributed to the fluctuations in your line items from period-to-period, and also analyze the reasons underlying the fluctuations where the reasons are material and determinable. For example, you note that the increase in net revenue from 2008 to 2009 is due primarily to “organic growth and [y]our acquisitions in 2008.” Similarly, you note that gross profit decreased as the result of an “increased mix of lower margin commercial installations.” The analysis in this section should quantify the amount of the fluctuation that was due to organic growth and acquisitions, or due to the lower margin commercial installations, and identify the reasons underlying these specific factors, including whether you believe the factors leading to the fluctuations are the result of a trend, and if so, whether you expect these trends to continue. This is only an example.

Company Response: In response to the Staff’s comment, we will revise our Results of Operations analyses in future filings to quantify the specific factors that contributed to the fluctuations in our line items from period-to-period, and also analyze the reasons underlying the fluctuations, where the reasons are material and determinable, including whether we believe the factors leading to the fluctuations are the result of a trend, and if so, whether we expect these trends to continue.

Liquidity and Capital Resources, page 24

6.	In future filings, please expand your liquidity disclosure to identify your major sources of liquidity. For example, you identify on page 25 that your available cash and cash from operations should be sufficient for the foreseeable future, but you do not identify and discuss the sources of that available cash or the major assumptions underlying your sufficiency conclusion. In this regard, we note for example that in 2008 and 2009 you completed four acquisitions that used cash as consideration and you have disclosed your intent to pursue further acquisitions in the future.

Company Response: In response to the Staff’s comment, we will revise future filings to expand our liquidity disclosure to identify our major sources of liquidity.

Controls and Procedures, page 44

7.	We note that you have not included the auditor’s attestation report as permitted by Item 308T of Regulation S-K, but do not include the statement required by Item 308T(a)(4) that your annual report does not include this attestation report. In future filings, please include this required statement, as applicable.

Company Response: In response to the Staff’s comment, we will revise future filings to include the statement required by Item 308T(a)(4) of Regulation S-K.

Signatures

8.	In future filings, please identify who is signing in the capacity of your principal executive officer and principal financial officer. See General Instruction D to Form 10-K.

Company Response: In response to the Staff’s comment, we will revise future filings to identify who is signing in the capacity of our principal executive officer and principal financial officer.

Exhibits 31.1 and 31.2

9.	We note that you omitted the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. Because you were required to comply with Item 308(a) for this annual report, you must include the omitted language in your certifications. Please file an abbreviated amendment to your Form 10-K that consists of a cover page, explanatory note, signature page, and the complete form of the required certifications.

Company Response: In response to the Staff’s comment, we will file an abbreviated amendment to our Form 10-K that consists of a cover page, explanatory note, signature page, and the complete form of the required certifications.

10.	We note that in paragraph 4 and paragraph 5 you have deleted the “(s)” following “certifying officer(s).” In the amendment referenced in comment nine above, and in future filings, please file the certifications in exactly the form required by Exchange Act Rules 13a-14 and 15d-14.

Company Response: In response to the Staff’s comment, we will in the amendment referenced in our response to comment nine above, and in future filings, include the references to “(s)” following “certifying officer(s).”

Definitive Proxy Statement on Schedule 14A

General

11.	In future filings, please provide the disclosure required by Item 407(h) of Regulation S-K relating to your board leadership structure and its role in risk oversight.

Company Response: In response to the Staff’s comment, we will revise future filings to provide the disclosure required by Item 407(h) of Regulation S-K relating to our board leadership structure and its role in risk oversight.

Election of Directors, page 5

12.	In future filings, please disclose the experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as a director. Please provide the enhanced disclosure on a director-by-director basis. See Item 401(e) of Regulation S-K.

Company Response: In response to the Staff’s comment, we will revise future filings to disclose, on a director-by-director basis, the experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as a director.

Executive Officers of Real Goods Solar, page 7

13.	We note your disclosure on page 11 that D. Thompson McCalmont served as your Chief Executive Officer until September 11, 2009. We further note that your table of executive officers does not disclose that you have a current Chief Executive Officer. However, your disclosure continues to reference your Chief Executive Officer, such as the disclosure on page 9 stating that your “Chief Executive Officer does not determine the compensation of any of [y]our named executive officers.” Please advise us supplementally as to who, if anyone, is serving as your Chief Executive Officer and clarify your future disclosure accordingly.

Company Response: In response to the Staff’s comment, we advise the Staff that given the vacancy in the position of Chief Executive Officer at the end of 2009, we inadvertently failed to correct certain references in our proxy statement to our Chief Executive Officer. In the absence of our Chief Executive Officer, the activities normally done by the Chief Executive Office were done by our Chairman, Jirka Rysavy, our President, John Schaeffer, or our Chief Financial Officer, Erik Zech. We will revise future filings to correct any references to our Chief Executive Officer to the extent those references are outdated or should instead refer to other officers.

Beneficial Ownership of Shares, page 8

14.	In future filings, please include all named executive officers in the beneficial ownership table. We note that the beneficial ownership tables states that there are 8 persons who are included in the group of directors and officers. However, we note that your board of directors has six members, and you have only one named executive officer who is not also a director. We note that you have not included Mr. Rysavy, aside from a footnote describing his relationship with Gaiam. Please revise your disclosure accordingly in future filings. See Item 403(b) of Regulation S-K.

Company Response: In response to the Staff’s comment, we will revise future filings to expressly identify Mr. Rysavy in the table and to correct references in the table to the number of directors and officers, which in our 2010 proxy statement should have reflected 7 persons rather than 8 persons.

15.	Footnote 3 to the beneficial ownership table suggests that certain of your directors and/or officers own shares of Class B common stock. Please advise us supplementally whether any of your directors and/or officers own such stock. Please clarify this disclosure in future filings.

Company Response: In response to the Staff’s comment, we advise the Staff that no directors or officers own shares of Class B common stock. All outstanding Class B common stock is owned by Gaiam, Inc. We note that our Chairman, Jirka Rysavy, may be deemed to control Gaiam. We will clarify this disclosure in future filings.

Executive Compensation, page 9

Compensation Discussion and Analysis, page 9

16.	We note your disclosure on page ten that your Annual Incentive Bonus is based on the achievement of certain performance goals. We also note your disclosure in footnote 5 to the Summary Compensation Table that bonus payments are within the discretion of the compensation committee. Please clarify for us how your bonus system operates and provide us with your analysis as to why you have disclosed such payments in the “Bonus” column of the Summary Compensation Table as opposed to the “Nonequity Incentive Plan Compensation” column. See Item 402(m)(5)(iii) of Regulation S-K.

Company Response: In response to the Staff’s comment, we advise the Staff that our bonus system incorporates certain performance criteria such as Company profitability and revenues. These criteria have been based on overall Company performance and have been determined at the beginning of the year in the compensation committee’s discretion. If these criteria are met, a bonus pool, again determined at the beginning of the year by the compensation committee in its discretion, is made available and allocated among the Company’s management. The allocation of the pool is also determined at the beginning of the year in the discretion of the compensation committee, and is based on recommendations of the Company’s management and is typically based on a percentage of base salary. In addition, the compensation committee may, in its discretion, award bonus amounts based on individual performance, which is typically assessed at the end of the year. In future filings, we will revise the discussion of and references to our bonus system to reflect the elements that are discretionary decisions by the compensation committee (e.g., determination of the performance criteria, the size of the bonus pool, the allocation of the bonus pool and individual performance related grants). In addition, to the extent bonuses are dependent on performance criteria, we will revise our future filings to list those amounts in the “Nonequity Incentive Plan Compensation” column rather than the “Bonus” column of the Summary Compensation Table.

17.	We note your disclosure on page 10 that during fiscal year 2009, long-term, performance-based compensation took the form of stock option awards under your Incentive Plan. However, we note that you have not disclosed any stock option award in the Summary Compensation Table with the exception of John Schaeffer. Please tell us why.

Company Response: In response to the Staff’s comment, we advise the Staff that in 2008 and 2009 we granted our named executive officers certain performance-based option awards that were cancelled at the end of each such year, with no compensation costs recognized for each respective year, due to the non-achievement of the specified performance criteria and, therefore, these cancelled grants were excluded from the Summary Compensation Table.

18.	We note your disclosure in footnote 1 to the Summary Compensation Table that the compensation paid to Mr. Rysavy reflects payments made by Gaiam, Inc. or one of its subsidiaries, and only a portion of the services covered by the compensation were rendered to Real Goods Solar. Please note that Item 402(m) of Regulation S-K requires disclosure of compensation paid for all services rendered in all capacities to you. Please supplementally advise us as to whether the compensation listed for Mr. Rysavy is for services rendered to you, and if not, please provide a breakdown of the amount that was for services rendered to you. See Item 402(m)(l) of Regulation S-K.

Company Response: In response to the Staff’s comment, please note that we do not reimburse Gaiam for any portion of Mr. Rysavy’s compensation. To the extent that Mr. Rysavy performs services for Real Goods Solar, we determined that it would be appropriate to disclose Mr. Rysavy’s compensation from Gaiam so that investors have fuller understanding of compensation matters. However, no allocation is made of the portion of Mr. Rysavy’s time that may be spent on Real Goods Solar matter as opposed to other matters. We will revise future filings to clarify that no portion of Mr. Rysavy’s compensation is paid, directly or indirectly, by Real Goods Solar.

19.	We note your disclosure in footnote 5 to the Summary Compensation Table that Mr. Zech’s 2008 bonus and a portion of his 2009 bonus were guaranteed pursuant to his employment agreement. In future filings, to the extent applicable, please disclose and quantify the portion of any bonus that was guaranteed and paid pursuant to an employment agreement and the portion that was paid as part of the Annual Incentive Bonus, or otherwise.

Company Response: In response to the Staff’s comment, we will revise future filings, to the extent applicable, to disclose and quantify the portion of any bonus that was guaranteed and paid pursuant to an employment agreement and the portion that was paid as part of the Annual Incentive Bonus, or otherwise.

20.	Please advise us supplementally whether the aggregate grant date fair value of the option awards was calculated in accordance with FASB ASC Topic 718. In future filings please calculate stock and option awards in this manner and disclose that all stock and option awards were calculated in accordance with FASB ASC Topic 718.

Company Response: In response to the Staff’s comment, we advise the Staff that the aggregate grant date fair value of the option awards was calculated in accordance with FASB ASC Topic 718 and we will revise future filings to disclose that all stock and option awards were calculated in accordance with FASB ASC Topic 718.

Section 16 (a) Beneficial Ownership Reporting Compliance, page 16

21.	We note your disclosure that there were reports that were not filed on a timely basis. In future filings, please also disclose the number of transactions that were not reported on a timely basis. See Item 405(a)(2) of Regulation S-K.

Company Response: In response to the Staff’s comment, we will revise future filings to additionally disclose the number of transactions that were not reported on a timely basis, as applicable.

22.	We note that you have marked the box on the cover page of your Form 10-K indicating that Item 405 disclosure is not included. However, we note that you have included such disclosure in your proxy statement. In future filings, please do not check this box when you will be including the Item 405 disclosure regarding reports that were not filed on a timely basis.

Company Response: In response to the Staff’s comment, in future filings we will not mark the box on the cover page of our Form 10-K indicating that Item 405 disclosure in not included when we will be including the Item 405 disclosure regarding reports that were not filed on a timely basis.

Form 10-Q for the Quarterly Period Ended September 30, 2010

23.	We note your disclosure that your President and Chief Financial Officer concluded that “the disclosure controls and procedures of Real Goods Solar were effective in alerting them, on a timely basis, to material information required to be disclosed in the reports that [you] file or furnish under the Securities Exchange Act of 1034.” In future filings, please include the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e).

Company Response: In response to the Staff’s comment, we will revise future filings to include the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e).

We appreciate your comments and your assistance in helping us to comply with the applicable disclosure requirements and to enhance our overall filing disclosures. Should you have any further questions or suggestions, or need additional information, please do not hesitate to contact me at (415) 295-4952.

Regards,

/s/ Erik Zech
Erik Zech
Chief Financial Officer

Real Goods Solar, Inc.